KIRKPATRICK & LOCKHART LLP                         1800 Massachusetts Avenue, NW
                                                   Second Floor
                                                   Washington, DC 20036-1800
                                                   202.778.9000
                                                   www.kl.com



June 11, 2001


AB Funds Trust
2401 Cedar Springs Road
Dallas, Texas 75201-1407

Ladies and Gentlemen:
         AB Funds Trust ("Trust") is a business trust organized under the laws of the State of Delaware and governed by a Trust Instrument dated March 2, 2000. You have requested our opinion regarding certain matters in connection with the Trust's issuance of shares of beneficial interest, par value $0.001 per share, in each of its series ("Shares"): Flexible Income Fund, Growth & Income Fund, Capital Opportunities Fund, Global Equity Fund, Money Market Fund, Short-Term Bond Fund, Intermediate-Term Bond Fund, Long-Term Bond Fund, Equity Index Fund, Value Equity Fund, Growth Equity Fund, Small Cap Equity Fund and International Equity Fund (each a "Fund" and collectively the "Funds").

         We have, as counsel, participated in various business and other proceedings relating to the Trust. We have examined copies, either certified or otherwise proved to be genuine, of the Trust Instrument and the By-laws of the Trust, the minutes of meetings of its board of trustees and other documents relating to its organization and operation, and we are generally familiar with its business affairs. Based upon the foregoing, it is our opinion that, when issued in accordance with the Trust's Trust Instrument, By-laws, and prospectus, the Shares will be legally issued, fully paid and non-assessable by the Trust.

         The Trust is a business trust established pursuant to the Delaware Business Trust Act ("Delaware Act"). The Delaware Act provides that a shareholder of the Trust is entitled to the same limitation of personal liability extended to shareholders of for-profit corporations. To the extent that the Trust or any of its shareholders becomes subject to the jurisdiction of courts in states which do not have statutory or other authority limiting the liability of business trust shareholders, such courts might not apply the Delaware Act and could subject Trust shareholders to liability.

         To guard against this risk, the Trust Instrument: (i) requires that every written obligation of the Trust contain a statement that such obligation may be enforced only against the assets of the

AB Funds Trust
June 11, 2001
Page 2



Trust; however, the omission of such a disclaimer will not operate to create personal liability for any shareholder; and (ii) provides for indemnification out of Trust property of any shareholder held personally liable, solely by reason of being a shareholder, for the obligations of the Trust. Thus, the risk of a Trust shareholder incurring financial loss beyond his or her investment simply as a result of being a shareholder is limited to circumstances in which:
(i) a court refuses to apply Delaware law; (ii) no contractual limitation of liability is in effect; and (iii) the Trust itself is unable to meet its obligations.

         We express no opinion as to compliance with the Securities Act of 1933, the Investment Company Act of 1940, or applicable state securities laws in connection with the sale of Shares.

         We hereby consent to the filing of this opinion in connection with Pre-Effective Amendment No. 2 to the Trust's Registration Statement on Form N-1A (File Nos. 333-53432 and 811-10263) to be filed with the Securities and Exchange Commission. We also consent to the reference to our firm in prospectus filed as part of the Registration Statement.



                                                  Sincerely,

                                                  /s/ Kirkpatrick & Lockhart LLP

                                                  KIRKPATRICK & LOCKHART LLP